May 6, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CVR Refining, LP
Registration Statement on Form S-1
Filed March 29, 2013
File No. 333-187631

Ladies and Gentlemen:

Set forth below is the response of CVR Refining, LP (the “Registrant”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 23, 2013, with respect to the Registrant’s Registration Statement on Form S-1, File No. 333-187631, filed with the Commission on March 29, 2013 (the “Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which we have filed concurrently herewith on behalf of the Registrant.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Registration Statement on Form S-1 Filed March 29, 2013

Exhibit Index, page II-5

1.	You indicate that confidential treatment has been granted to portions of Exhibits 10.22 and 10.23. However, you do not provide the language incorporating those documents by reference. Amend your filing to provide that information.

RESPONSE: The Registrant has revised the Registration Statement to provide language incorporating Exhibits 10.22 and 10.23 by reference. Please see page II-7 to Amendment No. 1.

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Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel +1.713.758.2222 Fax +1.713.758.2346 www.velaw.com

Securities and Exchange Commission May 6, 2013 Page 2

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (713) 758-4629.

Very truly yours,

/s/ E. Ramey Layne

E. Ramey Layne

Vinson & Elkins L.L.P.

Enclosures

cc:	Paul Monsour (U.S. Securities and Exchange Commission)
Michael Fay (U.S. Securities and Exchange Commission)
John Cannarella (U.S. Securities and Exchange Commission)
Timothy Levenberg (U.S. Securities and Exchange Commission)
John J. Lipinski (CVR Refining, LP)
Susan Ball (CVR Refining, LP)
Edmund S. Gross (CVR Refining, LP)
Mike Rosenwasser (Vinson & Elkins L.L.P.)
Sean T. Wheeler (Latham & Watkins LLP)
Keith Benson (Latham & Watkins LLP)